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                                                                    EXHIBIT 99.5

                              NO. _______________

JAMES P. HUNTER, III and                 )                 IN THE DISTRICT COURT
JAMES P. HUNTER, III FAMILY TRUST,       )
                                         )
                     Plaintiffs,         )
                                         )
vs.                                      )
                                         )
                                         )
SERVICE CORPORATION INTERNATIONAL,       )               ANGELINA COUNTY, TEXAS
ROBERT L. WALTRIP,                       )
L. WILLIAM HEILIGBRODT,                  )
GEORGE R. CHAMPAGNE,                     )
W. BLAIR WALTRIP,                        )
JAMES M. SHELGER,                        )
WESLEY T. MCRAE and                      )
PRICEWATERHOUSECOOPERS, L.L.P.           )
                                         )           ________ JUDICIAL DISTRICT
                    Defendants.          )

                         PLAINTIFF'S ORIGINAL PETITION

TO THE HONORABLE JUDGE OF SAID COURT:

     Plaintiffs James P. Hunter, III and James P. Hunter, III Family Trust complain of defendants Service Corporation International, Robert L. Waltrip,
L. William Heiligbrodt, George R. Champagne, W. Blair Waltrip, James M. Shelger, Wesley T. McRae and PricewaterhouseCoopers, L.L.P. and for cause would show the following:

                                       I.

                                NATURE OF ACTION

     1. Plaintiffs (collectively Hunter), sues for fraud and misrepresentation under state statutory and common law. Hunter gave up shares and stock options in Equity Corporation International (Equity) and acquired the shares of Service Corporation International (SCI) in the stock-for-stock merger of Equity into SCI (the Merger) on January 19, 1999. Jim Hunter also surrendered his positions as Chairman, CEO, and President of Equity and accepted instead a position
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as an employee and officer of SCI. As the top executive officer of Equity and its chairman, as well as one of Equity's largest shareholders, Jim Hunter's consent to the Merger was essential to its consummation. To persuade Jim Hunter to consent to the Merger and to accept employment by SCI, SCI and the other defendants hid knowledge they had and were under a duty to disclose concerning SCI's poor financial performance in the quarter ending December 31, 1998. In so doing, defendants misrepresented and concealed material information that, had it been disclosed, would have resulted in termination of the transaction.

                                      II.

                             JURISDICTION AND VENUE

     2. The claims asserted herein arise under the Texas Securities Act, Tex. Rev. Civ. Stat art. 581-33, Tex. Bus. & Comm. Code Section 27.01, common law fraud, negligent misrepresentation, and conspiracy.

     3. This Court has jurisdiction pursuant to Tex. Gov. Code Sections 24.007 and 24.008.

     4. Venue is proper in this Court pursuant to Tex. Civ. Prac. & Rem. Code
Section 15.002.

                                      III.

                                    PARTIES

     5. Plaintiff Jim Hunter is a resident of Lufkin, Texas. Jim Hunter was the Chairman of the Board, President, and Chief Executive Officer of Equity from the time of its spin-off in 1990 from SCI until the Merger. Jim Hunter built Equity into the fourth largest publicly-traded provider of deathcare services and products in the United States, and increased annual revenues from $18 million in 1990 to an estimated $206 million in 1998.

     6. Defendant SCI is a corporation organized under the laws of the State of Texas with its principal executive offices located at 1929 Allen Parkway, Houston, Texas. J. Clifford Gunter,

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III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street,
Suite 2900, Houston, Texas 77002 has been authorized by defendant SCI to accept service of this Plaintiffs' Original Petition. A copy of Plaintiffs' Original Petition has been delivered to him.

      7. Defendant Robert L. Waltrip (Waltrip) is the Chief Executive Officer and Chairman of the Board of SCI. Waltrip resides in Houston, Texas. J. Clifford Gunter, III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Waltrip to accept service of this Plaintiffs' Original Petition. A copy of Plaintiffs' Original Petition has been delivered to him.

      8. L. William Heiligbrodt (Heiligbrodt) was the President and Chief Operating Officer of SCI from before the time he contacted Hunter on July 22, 1998, to ask Hunter to consider the Merger, until February 11, 1999. J. Clifford Gunter, III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Heiligbrodt to accept service of this Plaintiffs' Original Petition. A copy of Plaintiffs' Original Petition has been delivered to him.

      9. George R. Champagne (Champagne) has been the Executive Vice President and Chief Financial Officer of SCI since before July 22, 1998. J. Clifford Gunter, III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Champagne to accept service of this Plaintiffs' Original Petition. A copy of Plaintiffs' Original Petition has been delivered to him.

     10. W. Blair Waltrip (Blair Waltrip) is the son of R. L. Waltrip and has been an Executive Vice President of SCI since before July 22, 1998. J. Clifford Gunter, III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Blair Waltrip to accept service of this Plaintiffs' Original Petition. A copy


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of Plaintiffs' Original Petition has been delivered to him.

     11. James M. Shelger (Shelger) is the Senior Vice President, Secretary and General Counsel of SCI and has held such position since before July 22, 1998.
J. Clifford Gunter, III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Shelger to accept service of this Plaintiffs' Original Petition. A copy of Plaintiffs' Original Petition has been delivered to him.

     12. Defendant Wesley T. McRae (McRae) was the Controller of SCI during 1998. J. Clifford Gunter, III, of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant McRae to accept service of this Plaintiffs' Original Petition. A copy of Plaintiffs' Original Petition has been delivered to him.

     13. Defendants Waltrip, Heiligbrodt, Champagne, Blair Waltrip, Shelger, and McRae (the Individual Defendants), as senior officers or directors of SCI, were controlling persons of the Company. Each exercised his power and influence to cause SCI to engage in the fraudulent acts and practices complained of herein.

     14. Defendant Pricewaterhouse Coopers, L.L.P. (Pricewaterhouse) is a national accounting firm with offices throughout the United States, including two in Houston, Texas, one at 1201 Louisiana, Suite 2900, Houston, Texas 77002-5678 and another at 1100 Louisiana, Suite 4100, Houston, Texas 77002-9980. Pricewaterhouse may be served with process at either of the above locations.

                                      IV.

                                     FACTS

                NEGOTIATION AND CLOSING OF THE MERGER AGREEMENT

     15. On July 22, 1998, defendants Heiligbrodt and Waltrip contacted Jim Hunter to ask

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him whether Equity would be interested in being acquired by SCI.

     16. Jim Hunter thought that SCI was an attractive merger prospect for Equity in the summer of 1998. On April 23, 1998, SCI had announced record revenues and earnings, increased margins, and "increased investment returns associated with the larger asset base from cemetery merchandise and endowment care trust funds." On July 23, 1998, SCI had reported record revenues and earnings for the second quarter of 1998. The Company had fueled its growth primarily through acquisitions such as Equity and had apparently been quite successful in integrating and managing its acquisitions. Accordingly, when defendants Heiligbrodt and Waltrip contacted Jim Hunter on July 22, 1998, Jim Hunter decided to consider a merger with SCI.

     17. On July 27, 1998, Heiligbrodt met with Jim Hunter. Heiligbrodt told Jim Hunter that SCI was a strong company with a bright future and that SCI expected no significant problems despite unfavorable business trends in the industry. Heiligbrodt also told Jim Hunter the Merger was in the best interests of the Equity shareholders because they would gain the liquidity, stability, and growth associated with ownership of SCI's stock. At the meeting, Heiligbrodt delivered a letter signed by defendant Waltrip reiterating Heiligbrodt's statements about the benefits of merging with SCI and urging Jim Hunter to enter into formal merger negotiations.

     18. Following the July 27, 1998 meeting, Equity formally retained ABN AMRO as its financial advisor. SCI hired J.P. Morgan & Co. (Morgan). Negotiations for the Merger began in earnest.

     19. SCI and Equity executed a merger agreement (the Merger Agreement) on August 6, 1998.

     20. In connection with the Merger, Jim Hunter agreed to an employment agreement with SCI and its subsidiary to serve as SCI's Executive Vice President for at least three years. The

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employment agreement provided for a salary, discretionary bonuses, and other compensation to Jim Hunter.

     21. In the Merger Agreement, SCI represented that at the closing date of the Merger, there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition (sections 4.7 and 10.10(g)), and promised that SCI would promptly notify Equity if it learned of any such development (section 7.9). Equity had the right to terminate the Merger Agreement in the event of any such development (sections 8.2(a) and 9.1(a)(i)). Hunter relied on SCI's representations and promises, and understood that SCI had a duty to disclose any such adverse development to Equity, and therefore to Jim Hunter, Equity's CEO.

     22. The Merger Agreement was incorporated by reference in and attached to a November 20, 1998 Prospectus and Proxy Statement (the Prospectus) that was transmitted to Hunter. The Prospectus explicitly stated that shareholders should rely on the information contained in and incorporated by reference in the Prospectus.

     23. In December 1998, the Merger Agreement was amended to lower the exchange ratio for the Merger, reflecting the rising price of SCI stock. On December 12, 1998, SCI amended the Prospectus to disclose the lower exchange ratio. In accordance with the renegotiated exchange ratio, Hunter received when the Merger closed 0.71053 shares of SCI stock for each of his shares of Equity stock, and exchanged his Equity stock options for SCI stock options on the same exchange ratio.

     24. The merger closed on January 19, 1999. Through January 19, 1999, SCI did not disclose to Equity or Hunter any development that could reasonably be anticipated to be adverse to SCI's business or financial condition. Hunter reasonably believed that there had been no such adverse development up to and including January 19, 1999, because he knew that SCI was required to disclose any such development to Equity, and SCI had not done so.

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                         SCI DISCLOSES ITS POOR RESULTS

     25. Within seven days of the Merger, however, SCI publicly announced on January 26, 1999 that it had substantially missed both its fourth quarter and its annual earnings estimates.

     26. SCI's failure to meet its earnings estimates was material information to Hunter. If Hunter had known that SCI anticipated missing or had missed its earnings estimates before the Merger closed on January 19, 1999, Jim Hunter would have caused Equity to terminate the Merger Agreement. SCI's failure to meet its earnings estimates was a development that could reasonably be anticipated to be adverse to SCI's business or financial condition and SCI did in fact anticipate that it would be adverse to SCI's business and financial condition. SCI knew that the earnings information would come as a tremendous shock to the investment community and would cause an immediate and drastic drop in the price of SCI's shares.

                HUNTER DISCOVERS THE FRAUD AND IS TOLD TO RESIGN

     27. After SCI publicly announced its failure to meet its earnings estimates on January 26, 1999, SCI's CFO, defendant George Champagne, acknowledged to Jim Hunter that SCI had known before the Merger closed that SCI would substantially miss its earnings estimates.

     28. In addition, after the January 26, 1999 announcement, an employee of Pricewaterhouse told Jim Hunter that Pricewaterhouse knew before the Merger closed that SCI would substantially miss its earnings estimates, and that this information was memorialized in a memorandum that had been sent to SCI.

     29. In late February or early March, 1999, Jim Hunter was asked to attend a meeting in which counsel for SCI asked for Jim Hunter's reaction to the statement that "our investigation has shown that senior management of SCI had no knowledge of the impending earnings shortfall." Jim Hunter responded that the statement was ludicrous.


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     30.  Two days later, defendant Waltrip advised Jim Hunter that there was no longer any place for him in the SCI organization. Accordingly, Jim Hunter resigned as an officer of SCI and entered into an amendment of his employment agreement with SCI. Pursuant to the amendment, the term of the employment agreement was limited, Jim Hunter's duties were restricted, and Jim Hunter's eligibility to earn bonus payments was constrained.

                                CAUSES OF ACTION

                                    COUNT I

                       TEXAS SECURITIES ACT, ART. 581-33

     31.  Plaintiffs repeat and reallege each allegation contained above.

     32. Plaintiffs bring this Count under the Texas Securities Act, Art. 581-33A, B, and C, against all defendants.

     33. SCI offered to buy from Hunter their Equity shares, and to sell to Hunter SCI shares, by means of an untrue statement of a material fact, and by an omission to state a state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

     34. SCI was the issuer for the SCI shares sold to Hunter via the Merger. SCI disseminated a prospectus for the Merger exchange shares registered under 15 U.S.C. Section 77f. The prospectus contained an untrue statement of material fact, and omissions of material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

     35. Plaintiffs had no knowledge of the misrepresentations or omissions at the time of the Merger when they sold their Equity shares and purchased SCI shares.

     36. Each of the defendants had knowledge of the misrepresentations and omissions or in



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the exercise of reasonable care would have known of the untruths or omissions.

     37. Each of the Individual Defendants was a control person of SCI for purposes of art. 581-33 F and so is liable jointly and severally with SCI for SCI's violations of art. 581-33 A, B and C.

     38. Pricewaterhouse materially aided SCI, for purposes of art. 581-33 F, in violating art. 581-33 A, B and C. Pricewaterhouse acted directly or indirectly with the intent to deceive Hunter or acted with reckless disregard for the truth or for the law. Accordingly, Pricewaterhouse is liable jointly and severally with SCI for SCI's violations of art. 581-33 A, B and C.

     39. Pursuant to art. 581-33 D, Hunter hereby tenders their SCI shares and options and seeks recovery of the value of the Equity shares and options they surrendered upon the Merger, which were worth several millions of dollars, with any offsets as provided under the statute.

     40. Hunter also seeks costs and reasonable attorney's fees.

                                    COUNT II
                  TEXAS BUSINESS & COMMERCE CODE SECTION 27.01

     41. Plaintiffs repeat and reallege each allegation contained above.

     42. Plaintiffs bring this Count for fraud in a transaction involving stock in a corporation under Tex. Bus. & Comm. Code Section 27.01 against all defendants.

     43. SCI and the Individual Defendants misrepresented that there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition through the date the Merger was consummated.

     44. SCI and the Individual Defendants made the material misrepresentations with the intent to induce Jim Hunter to refrain from terminating the Merger Agreement and to cause Equity to consummate the Merger after shareholder approval.

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     45. Hunter relied on the material misrepresentations.

     46. Hunter had no knowledge of the falsity of SCI's material misrepresentations.

     47. As persons who made material false representations to Hunter in violation of Section 27.01(a), SCI and the Individual Defendants are liable to Hunter for actual damages under Section 27.01(b). Hunter's actual damages are in the millions of dollars, and include their loss on the value of their Equity stock and options as well as Jim Hunter's diminished compensation as an employee of SCI.

     48. Because SCI and the Individual Defendants had actual awareness of the falsity of their material misrepresentations, they are liable to Hunter for exemplary damages under Section 27.01(c).

     49. Pricewaterhouse had actual awareness of the falsity of SCI's and the Individual Defendants' material misrepresentations, but failed to disclose same to Equity and Hunter. Pricewaterhouse benefitted from the fraud in that it retained SCI's audit business. Accordingly, Pricewaterhouse is liable to Hunter for actual and exemplary damages under Section 27.01(d).

     50. All the defendants are liable to Hunter under Section 27.01(e) for reasonable and necessary attorney's fees, expert witness fees, costs for copies of depositions, and costs of court.


                                   COUNT III

                                COMMON LAW FRAUD


     51. Plaintiffs repeat and reallege each allegation contained above.

     52. Plaintiffs allege this Count against SCI and the Individual Defendants.

     53. SCI and the Individual Defendants made the material misrepresentations described above. In addition, SCI and the Individual Defendants had a duty to disclose the information concerning SCI's poor results, but failed to do so. As soon as SCI learned of the possibility that it would miss its earnings target, SCI had a duty to inform Equity, and therefore Hunter, and the failure


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to do so constituted a material omission and a continuing misrepresentation that it had not suffered any adverse development.

     54. SCI and the Individual Defendants knew that the misrepresentations were false when made or made such material misrepresentations recklessly and without any knowledge of their truth, and knew that the omissions failed to correct prior representations that were false.

     55. SCI and the Individual Defendants intended that Hunter rely on the material misrepresentations.

     56. Hunter did rely on SCI's and the Individual Defendants' material misrepresentations.

     57. As result of the defendants' fraud, Hunter suffered injury. Hunter's actual damages are in the millions of dollars, and include their loss on the value of their Equity stock and options as well as Jim Hunter's diminished compensation as an employee of SCI. The defendants are liable to Hunter for actual damages.

     58. Defendants wilfully and intentionally defrauded Hunter and so are liable to them for exemplary damages.

                                    COUNT IV

                          NEGLIGENT MISREPRESENTATION

     59. Plaintiffs repeat and reallege each allegation contained above.

     60. Plaintiffs bring this Count against SCI and the Individual Defendants.

     61. SCI and the Individual Defendants provided false information to Hunter in the course of their business or in a transaction in which they had a pecuniary interest.

     62. SCI and the Individual Defendants provided the false information for the guidance of Hunter in Hunter's business.

     63. SCI and the Individual Defendants did not exercise reasonable care or competence

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in obtaining or communicating the information to Hunter.

     64. As a result of SCI's and the Individual Defendant's negligent misrepresentations, Hunter suffered damages. Hunter's actual damages are in the millions of dollars, and include their loss on the value of their Equity stock and options as well as Jim Hunter's diminished compensation as an employee of SCI.

                                    COUNT V

                                   CONSPIRACY

     65. Plaintiffs repeat and reallege each allegation contained above.

     66. SCI and Pricewaterhouse conspired to hide SCI's true value for the purpose of inducing Jim Hunter to effect the Merger. In furtherance of such purpose, SCI and Pricewaterhouse agreed to commit and did commit the violations of common law and statutory law described above. Hunter suffered damages in the millions of dollars as a result of SCI's and Pricewaterhouse's unlawful acts.

     WHEREFORE, plaintiffs pray for relief and judgment, as follows:

     o  Compensatory damages against all defendants, jointly and severally;

     o  Exemplary damages against all defendants;

     o  Interest on damages in accordance with law;

     o  Plaintiff's reasonable attorney's fees;

     o  Costs of court;

     o  Expert witness fees;

     o  Costs of copies of depositions; and

     o  Such other and further relief as the Court may deem just and proper.

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JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED:     11-10-99                       Respectfully submitted,
      ------------------
                                          SUSMAN GODFREY L.L.P.


                                          By: /s/ MARK L.D. WAWRO
                                             ---------------------------------
                                             Mark L.D. Wawro
                                             State Bar No. 20988275
                                             1000 Louisiana Street, Suite 5100
                                             Houston, Texas 77002
                                             Telephone: (713) 651-9366
                                             Fax: (713) 654-6666

                                             Martha A. Evans
                                             State Bar No. 06723870
                                             SUSMAN GODFREY L.L.P.
                                             2323 Bryan Street, Suite 1400
                                             Dallas, Texas 75201
                                             Telephone: (214) 754-1900
                                             Fax: (214) 754-1933

                                             Attorneys for Plaintiffs